    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 2005
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                  SCUDDER GLOBAL COMMODITIES STOCK FUND, INC.
                       (Name of Subject Company (Issuer))
                             ---------------------
                  SCUDDER GLOBAL COMMODITIES STOCK FUND, INC.
                       (Name of Filing Person (Offeror))
                             ---------------------
                                   81114Y108
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                 JOHN MILLETTE
                                   SECRETARY
                  SCUDDER GLOBAL COMMODITIES STOCK FUND, INC.
                                345 PARK AVENUE
                            NEW YORK, NEW YORK 10154
                                 (617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                WITH A COPY TO:

                            BURTON M. LEIBERT, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                         NEW YORK, NEW YORK 10039-6099
                                    ________
                             ---------------------
                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION                            AMOUNT OF FILING FEE
-----------------------------------------------  -----------------------------------------------
                $24,115,002(a)                                      $2,581(b)

---------------

(a) Calculated as the aggregate maximum purchase price to be paid for 1,298,600 shares in the offer, based upon a price per share of $18.57, which represents 98% of the net asset value per share at December 5, 2005.

(b) Calculated as $107.00 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
     Form or Registration No.:
     Filing Party:
     Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SCUDDER GLOBAL COMMODITIES STOCK
                                         FUND, INC.

                                         By: /s/ JOHN MILLETTE
                                          -------------------------
                                          Name: John Millette
                                          Title:  Secretary

Dated: December 8, 2005

                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO relates to an offer by Scudder Global Commodities Stock Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 1,298,600 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 8, 2005 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)   Offer to Purchase, dated December 8, 2005.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Form of Letter to Clients of Brokers, Dealers, Commercial
         Banks, and Trust Companies and Other Nominees.
(a)(6) Text of letter to shareholders of the Fund dated December 8, 2005.
(a)(7)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(b)-(h)  Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.